Exhibit 99.1

Nano Dimension Provides Update on the Issuance of its 2024 Annual Report

Waltham, Mass., March 20, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a supplier of digital manufacturing solutions, today announced that it expects to release its 2024 Annual Report in April 2025.

The Company’s 2024 Annual Report on Form 20-F for the year ending December 31, 2024 and its accompanying fourth quarter and full year 2024 results will be released in April, by which time the Company anticipates receiving the decision of the Delaware Court of Chancery in the lawsuit filed by Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”) regarding the Merger Agreement between the Company and Desktop Metal dated July 2, 2024.

In prior years, the Company filed its Annual Report in March. As the outcome of that lawsuit may impact material disclosures and the Company’s business outlook to be contained in the 2024 Annual Report, the Company has decided to release its 2024 Annual Report later than usual, but still prior to the required filing date of April 30, 2025.

About Nano Dimension Ltd

Nano Dimension (Nasdaq: NNDM) offers a variety of digital manufacturing technologies serving customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, and R&D and academia.

With its suite of digital manufacturing technologies, Nano Dimension is enabling its customers with prototyping and high-mix-low-volume production, along with IP security, design-for-manufacturing capabilities, and more sustainable means of fabrication.

For more information, please visit https://www.nano-di.com/

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, Nano is using forward-looking statements in this press release when it discusses executing plans to maximize long-term value for shareholders. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this communication, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. These risks and uncertainties include, but are not limited to, the results of the Court’s decision in the case filed against the Company by Desktop Metal and the impact of this decision on the Company’s results of operations. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication. Nano is not responsible for the contents of third-party websites.

Nano Dimension Contacts

Investors: Moshe Rozenbaum, VP Corporate Development | ir@nano-di.com
Media: Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com